December 17, 2009
Via EDGAR and by courier
Mr. Matthew Crispino
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	JDA Software Group, Inc. Registration Statement on Form S-4 Filed November 19, 2009 File No. 333-163215
Dear Mr. Crispino:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated December 16, 2009, to JDA Software Group, Inc. (“JDA”) regarding the Registration Statement on Form S-4, File No. 333-163215, which is also a proxy statement (the “Form S-4/Proxy Statement”) for i2 Technologies, Inc. (“i2”).
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth JDA’s response. We are enclosing a copy of Amendment No. 1 to the Form S-4/Proxy Statement, together with a copy which is marked to show the changes from the initial filing.
What i2 Stockholders Will Receive in the Merger, page 2
     Staff Comment:
     1. You disclose that the exchange ratio will be adjusted if the application of the unadjusted exchange ratio would result in JDA issuing in excess of 19.9% of the outstanding JDA common stock. You further disclose that the application of the unadjusted exchange ratio would have this result only if the market price of JDA common stock exceeds approximately $80 per share at the effective time. Given that the number of shares of JDA common stock issuable in exchange for each share of outstanding i2 common stock will not be determined with reference to the market price of JDA common stock, please clarify this disclosure. If such a rise

Securities and Exchange Commission
December 17, 2009

in the market price of the JDA common stock would result in an increase in the number of company options for which merger consideration would be payable, and would therefore correspondingly result in an increase in the number of shares issuable in connection with the merger, please disclose this clearly.
     Company Response:
     JDA has revised the disclosure on pages 3 and 62 of the Form S-4/Proxy Statement to state clearly that a rise in the market price of the JDA common stock would result in an increase in the number of company options for which merger consideration would be payable, and would therefore correspondingly result in an increase in the number of shares issuable in connection with the merger.
Merger Agreement and Other Related Agreements, page 64
Representations and Warranties, page 67
     Staff Comment:
     2. We note your statement in this section that the merger agreement is not intended to provide any factual information about i2 or JDA other than the terms of the merger agreement, and that such other factual information can be found elsewhere in the proxy statement and in the other public filings each company makes with the Commission. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws. We would not object to a statement that the terms and information in the merger agreement should not be relied upon as disclosures about the merger parties without consideration of the entirety of the public disclosures about the merger parties as set forth in all of their respective public reports with the Commission.
     Company Response:
     JDA has revised the disclosure on page 64 of the Form S-4/Proxy Statement to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws. The disclosure instead states that the terms and information in the merger agreement should not be relied upon as disclosure about the merger parties without consideration of the entirety of the public disclosures about the merger parties as set forth in their respective public reports with the Commission.
Undertakings, page II-2
     Staff Comment:
     3. Please include the appropriate undertakings called for by Items 512(a)(5) and (6) of Regulations S-K or tell us why you believe these undertakings are not required.

Securities and Exchange Commission
December 17, 2009

     Company Response:
  The Company has added the appropriate undertakings required for by Items 512(a)(5) and (6) of Regulation S-K
*         *        *
     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 308-3000.

Very truly yours, JDA Software Group, Inc.
By:	/s/ G. Michael Bridge
G. Michael Bridge
Senior Vice President, General Counsel and Corporate Secretary

Enclosures